                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934



                  COVENTRY HEALTH PLAN OF PENNSYLVANIA, INC.
         formerly known as PARTNERS Health Plan of Pennsylvania, Inc.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)


                         ------------------------------
                                 (CUSIP Number)


                             Coventry Corporation
                               53 Century Blvd.
                              Nashville, TN 37214
                                 (615) 391-2440
- --------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                March 20, 1996
                         -----------------------------
                         (Date of Event which Requires
                           Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

        Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

        NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

        * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))


                              Page 1 of 6 Pages

CUSIP NO.                                                 13D

(1)      NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         Coventry Corporation ("Coventry"), 62-1297579, and its wholly owned subsidiary, CHC Financial, Inc. ("CHC")


(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                (a) [ X ]

                                                                                                                (b) [   ]
(3)      SEC USE ONLY


(4)      SOURCE OF FUNDS *                                                                                             BK



(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                                                                      [   ]


(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
         Coventry - Delaware                CHC - Tennessee


NUMBER OF SHARES          (7)     SOLE VOTING POWER
                                  Coventry - 0          CHC - 0


BENEFICIALLY              (8)     SHARED VOTING POWER
                                  Coventry - 4,957 (through CHC)       CHC - 4,957

OWNED BY EACH             (9)     SOLE DISPOSITIVE POWER
                                  Coventry - 0          CHC - 0


REPORTING PERSON          (10)    SHARED DISPOSITIVE POWER
WITH                              Coventry - 4,957 (through CHC)       CHC - 4,957


(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,957


(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                     [   ]


(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         100%


(14)     TYPE OF REPORTING PERSON *
         Coventry - CO                 CHC - CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



                              Page 2 of 6 Pages

Item 1.      Security and Issuer

         This Schedule 13D reflects changes in the ownership of the Common Stock, no par value, of PARTNERS Health Plan of Pennsylvania, Inc., whose name has been changed to Coventry Health Plan of Pennsylvania, Inc. (the "Company"). The principal executive offices of the company are located at 5700 Corporate Drive, Pittsburgh, Pennsylvania 15237.

Item 2.      Identity and Background

         This Schedule 13D is filed on behalf of Coventry Corporation, a Delaware corporation ("Coventry") and its wholly owned subsidiary, CHC Financial, Inc., a Tennessee corporation ("CHC"). Coventry and CHC each have their principal office and principal business addresses at 53 Century Boulevard, Suite 250, Nashville, Tennessee 37214. Coventry's principal business is owning healthcare delivery systems such as health maintenance organizations ("HMOs"). CHC is a holding company for various operating subsidiaries, including the Company.

         (d) and (e) The reporting persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.      Source and Amount of Funds

         Effective March 20, 1996, Coventry and its indirect wholly-owned subsidiary, Coventry Acquisition Corporation, a Tennessee corporation ("CAC"), acquired 100% of the common stock of the Company (the "Common Stock") and all of the outstanding Preferred Stock (the "Preferred Stock") of the Company's wholly owned subsidiary, Aetna Health Plans of Western Pennsylvania, Inc. ("AHPWP"), pursuant to the terms of the Stock Purchase and Merger Agreement dated December 18, 1995 and amended by that certain Amendment No. 1 dated March 20, 1996 (as amended, the "Agreement"), both by and among Coventry, CAC, the Company, and AHP Holdings, Inc., a Connecticut corporation that owned approximately 81% of the Common Stock ("Holdings"). Holdings is a wholly-owned subsidiary of Aetna Life Insurance Company, which is a wholly-owned subsidiary of Aetna Life and Casualty Company.

         The transaction contemplated by the Agreement occurred in two steps. In the first step, Coventry and CAC acquired all of the Common
         Stock owned by Holdings, or 4957 shares, for $5,274.90 per share in cash and all of the Preferred Stock for $2,955,000 in cash (the "Stock Purchase Closing"). Immediately after the Stock Purchase Closing, CAC adopted a Plan of Merger and executed and filed Articles of Merger with the offices of the Secretary of State of the State of Tennessee and the Commonwealth of Pennsylvania, and CAC merged with and into the Company (the "Merger"). Each share of Common Stock (other than shares of Common Stock held by CAC) at the time of the Merger was converted into a right to $5,274.90 per share in cash. A change in control of the Company occurred upon the completion of the first step of the transaction contemplated by the Agreement. The Merger did not require a vote of the holders of the Common Stock. Upon the filing of the Articles of Merger and the Plan of Merger, the Articles of Incorporation were amended to change the name of the Company to Coventry Health Plan of Pennsylvania, Inc.


                              Page 3 of 6 Pages

         The total consideration for the Common Stock was $32,045,017.50. The total consideration for the acquisition was $35,000,017.50. The cash for the stock purchase and merger consideration was provided by Coventry. Coventry borrowed the funds under its credit facility pursuant to a certain Second Amended and Restated Credit Agreement dated November 20, 1992 among Coventry, the Banks listed therein and Morgan Guaranty Trust Company of New York, as Agent.

Item 4.      Purpose of Transaction.

         The purpose of the acquisition is to operate the Company's business, ownership of AHPWP, a Pennsylvania HMO. The acquisition caused the Company's Common Stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

Item 5.      Interests in Securities of the Issuer.

         The shares beneficially owned by the reporting persons are as follows:

                                 Total Shares
                                  of Common
                                     Stock         Percent     Sole       Shared       Sole         Shared
                                  Beneficially       of       Voting      Voting      Power to      Power to
                 Person              Owned          Class      Power      Power       Dispose       Dispose
                 ------           ------------     -------    ------      ------      --------     ----------
          Coventry Corporation       4,957           100%       0          4,957        0           4,957

          CHC Financial, Inc.        4,957           100%       0          4,957        0           4,957

Item 6.      Contracts, Etc. with Respect to Securities of the Issuer.

         Because Coventry controls its subsidiary, CHC, Coventry will have indirect control of the Company.

Item 7.      Material to be Filed as Exhibits.

         (1) Second Amended and Restated Credit Agreement dated November 20, 1992 among Coventry, the Banks listed therein, and Morgan Guaranty Trust Company of New York, as Agent, incorporated by reference to Coventry's Annual Report on Form 10-K for the year ended December 31, 1994.

         (2) Stock Purchase and Merger Agreement dated December 18, 1995 among Coventry, Coventry Acquisition Corporation, Partners Health Plan of Pennsylvania, Inc. and AHP Holdings, Inc., incorporated by reference to Partners Health Plan of Pennsylvania, Inc.'s Current Report on Form 8-K dated December 18, 1995.

         (3) Amendment No. 1 to Stock Purchase and Merger Agreement dated March 20, 1996 among Coventry, Coventry Acquisition Corporation, Partners Health Plan of Pennsylvania, Inc. and AHP Holdings, Inc., incorporated by reference to the Current Report on Form 8-K of Coventry Health Plan of Pennsylvania, Inc., formerly known as Partners Health Plan of Pennsylvania, Inc. dated March 20, 1996.

         (4) Joint Filing Agreement dated March 29, 1996 between Coventry Corporation and CHC Financial, Inc.


                               Page 4 of 6 Pages

                                  SIGNATURE

        After reasonable inquiry and to the best of the knowledge and belief of the undersigned, I certify that the information set forth in this statement is true, complete and correct as of this 29th day of March, 1996.


                                         COVENTRY CORPORATION


                                         /s/ Shirley R. Smith
                                         --------------------------------------
                                             Signature


                                         /s/ Shirley R. Smith/Vice President
                                         --------------------------------------
                                             (Name/Title)




                                         CHC FINANCIAL, INC.


                                         /s/ Shirley R. Smith
                                         --------------------------------------
                                             Signature


                                         /s/ Shirley R. Smith/Vice President
                                         --------------------------------------
                                             (Name/Title)



                              Page 5 of 6 Pages

                                 EXHIBIT (4)

                            Joint Filing Agreement

        The undersigned, Coventry Corporation and CHC Financial, Inc. hereby agree and acknowledge that the Schedule 13D dated as of even date herewith and listing each of them as reporting persons with respect to the common stock of Coventry Health Plan of Pennsylvania, formerly known as PARTNERS Health Plan of Pennsylvania, Inc. is made and filed on behalf of each of them. This Joint Filing Agreement shall be attached as Exhibit (4) thereto.

        In witness whereof, the undersigned have executed this Joint Filing Agreement as of March 29, 1996.


                                         COVENTRY CORPORATION


                                         /s/ Shirley R. Smith
                                         --------------------------------------
                                             Signature


                                         /s/ Shirley R. Smith/Vice President
                                         --------------------------------------
                                             (Name/Title)




                                         CHC FINANCIAL, INC.


                                         /s/ Shirley R. Smith
                                         --------------------------------------
                                             Signature


                                         /s/ Shirley R. Smith/Vice President
                                         --------------------------------------
                                             (Name/Title)



                              Page 6 of 6 Pages